Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)
(Stock Code: 2332)

CONNECTED TRANSACTIONS

The Board announces that on 17 December 2004, Fascel entered into a Credit Agreement with HESL pursuant to which Fascel agreed to make available to HESL the Loan Facility in an aggregate principal amount of INR1,500 million (approximately HK$265 million) for meeting the general corporate funding requirements of HESL. HESL will create a pari passu hypothecation charge over all its fixed assets as security for the amounts outstanding under the Credit Agreement.

Fascel is an indirect non-wholly owned subsidiary of the Company in which no connected person of the Company is a director or substantial shareholder. HESL is a connected person of the Company by virtue of it being an associate of Essar, which is also a substantial shareholder of other subsidiaries of the Company in India.

The Loan Facility constitutes a connected transaction for the Company under Listing Rule 14A.13(2)(a)(i). As the Loan Facility is on normal commercial terms and the relevant percentage ratios are more than 0.1% but less than 2.5%, the provision of such financial assistance is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

THE CREDIT AGREEMENT

Parties
Lender: Borrower:	Fascel, an indirect non-wholly owned subsidiary of the Company.
HESL, an approximately 50.82% subsidiary of HETL, an indirect non-wholly owned subsidiary of the Company and owned as to approximately 49.03% by Essar.
Facility:	Loan facility of an aggregate principal amount of INR1,500 million (approximately HK$265 million) (the “Loan Facility”) subject to and in accordance with the terms and conditions of a credit agreement dated 17 December 2004 made between Fascel and HESL (the “Credit Agreement”).
Purpose of the Loan Facility:	For meeting the general corporate funding requirements of HESL.
Terms of, and security for, Loan Facility:	The Loan Facility is a short term facility, which bears interest at 9% per annum payable monthly in arrears. The amounts outstanding under the Credit Agreement are to be secured by a pari passu hypothecation charge over all the fixed assets of HESL.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTIONS

     The Board considers the provision of the Loan Facility by Fascel to HESL to be in the interests of the Company in that such financial support will facilitate HESL’s business expansion and that internal resources within the Group could be utilised more efficiently between Group companies. The Directors, including the Independent Non-executive Directors, consider that the Loan Facility and the security therefor are being provided on normal commercial terms, which are arrived at after arm’s length negotiations between the parties and are fair and reasonable insofar as the shareholders of the Company are concerned.

GENERAL

The Company is a global provider of telecommunications services, and both Fascel and HESL are providers of telecommunication services in various circles in India.

HESL is a connected person of the Company by virtue of it being an associate of Essar, which is also a substantial shareholder of other subsidiaries of the Company in India. The provision of the Loan Facility constitutes a connected transaction for the Company under Listing Rule 14A.13(2)(a)(i). As the Loan Facility is on normal commercial terms and the relevant percentage ratios are more than 0.1% but less than 2.5%, such provision is according to Listing Rule 14A.66(2)(a) only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirements of Chapter 14A of the Listing Rules.

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:-
Mr. LUI Pok Man, Dennis	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT

Independent Non-executive Directors:

Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

Definitions
“associate”	shall have the meaning ascribed to it in the Listing Rules
“Board”	the board of Directors
“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose securities are listed on the Main Board of the Stock Exchange
“connected person”	shall have the meaning ascribed to that expression in the Listing Rules
“Directors”	directors of the Company
“Essar”	Essar Teleholdings Limited, holder of approximately 49.03% equity interest in HETL and also a substantial shareholder of other subsidiaries of the Company in India
“Fascel”	Fascel Limited, an indirect non-wholly owned subsidiary of the Company
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Group”	the Company and its subsidiaries
“HESL”	Hutchison Essar South Limited, an indirect non-wholly owned subsidiary of the Company and of HETL
“HETL”	Hutchison Essar Telecom Limited, an indirect non-wholly owned subsidiary of the Company and a connected person of the Company by virtue of it being an associate of Essar
“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules

Definitions
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“INR”	Indian Rupee, the lawful currency of India

For the purpose of this announcement and for reference only, an exchange rate of HK$1.00 to INR5.66 is adopted.

By Order of the Board
Edith Shih
Company Secretary

Hong Kong, 17 December 2004

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